# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sophia Genetics SA, CIK 0001840706
CUSIP: H82027105
Title of class of securities: Ordinary Shares, CHF 0.05 per share
Address of issuer's principal executive offices: La Piece 12, Rolle, Switzerland (V8), CH-1180
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001702178

## Reporting persons
- Balderton Capital VI, S.L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,301,240; sole dispositive power 0; shared dispositive power 3,301,240; aggregate amount beneficially owned 3,301,240 (4.9% of the class)
  Comment: All shares are held of record by BCVI (as defined in Item 2(a) of the Original Schedule 13G (as defined below)). BCVI Sarl (as defined in Item 2(a) of the Original Schedule 13G) is the managing general partner of BCVI and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managers (as defined in Item 4 of the Original Schedule 13G) are the managers of BCVI Sarl and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based upon 67,579,560 of the Issuer's Ordinary Shares outstanding as of June 30, 2025, as reported in the Issuer's prospectus on Form 424(b)(5) filed with the United States Securities and Exchange Commission (the "Commission") on August 15, 2025 (the "Prospectus").

## Item 1. Issuer
Name of issuer: Sophia Genetics SA
Address of issuer's principal executive offices: La Piece 12, Rolle, Switzerland, CH-1180

## Item 2. Person Filing
Name of person filing: This Amendment No. 3 (this "Amendment No. 3") is being filed to amend and restate the Schedule 13G originally filed by the Reporting Persons with the Commission on February 10, 2022, as amended by Amendment No. 1 filed with the Commission on February 13, 2024 and Amendment No. 2 filed with the Commission on February 20, 2024 (collectively, the "Original Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13G. BCVI Sarl is the general partner of BCVI, and its capacity as such was included as a Reporting Person in the Original Schedule 13G. A cover page for BCVI Sarl is not included in this Amendment No. 3 because BCVI Sarl does not have codes for the EDGAR filing system at this time.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.*
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.*
Shared power to dispose or to direct the disposition:
See Row 8 of the cover page for each Reporting Person and the corresponding comments.*

*Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such Ordinary Shares, except for the shares, if any, such Reporting Person holds of record.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Balderton Capital VI, S.L.P.: /s/ Petr Klimo, Petr Klimo, Manager of Balderton Capital General Partner VI, S.a.r.l., the managing general partner of Balderton Capital VI, S.L.P. (02/11/2026)